
June 21, 2013

Via E-mail
Mr. James B. Flaws
Vice Chairman and Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

> **RE: Corning Incorporated**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 1-3247**

Dear Mr. Flaws:

We have reviewed your response letter dated May 31, 2013 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.
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Form 10-K for the Year Ended December 31, 2012

Corning Incorporated Consolidated Financial Statements, page 45

Note 20 Reportable Segments, page 83

1. We have read your response to comment 4 from our letter dated May 7, 2013. You indicate that your reportable segments are organized according to product categories sold to external customers and that each of your reportable segments manufacture and sell products separate and distinct from other segments. However, based on your website and disclosures in your filing we note that your segments contain products that serve different markets or have different applications or functions. For example, your website identifies products such as ceramic substrates, diesel particulate filters and Corning celcor substrates for stationary applications within your Environmental Technology segment and identifies Corning Gorilla Glass and optical systems and components within your

Specialty Materials segment. We also note that your Life Sciences segment identifies a family of brands and products. Please note this is not meant to be an all-inclusive list of products identified on your website and in your filing that suggest additional disaggregated product line information should be presented in accordance with ASC 280-10-50-40. Please advise or revise future filings to report revenues from external customers for each product and service or each group of similar products.

2. We have read your response to comment 5 from our letter dated May 7, 2013. You state that financial information presented to your CODM for your Specialty Materials segment is at the glass substrate level and you do not provide detailed financial information by business or product line for allocating resources. However, in reviewing the Specialty Materials Q4 2012 Performance Review dated January 22, 2013, (pages 5, 7, 11 and elsewhere within the Specialty Materials report) we noted various levels of discrete financial information such as sales, variable gross margin, fixed costs and gross margin information that was provided at a level below the Specialty Materials segment. We also noted discussion of "key takeaways" and fiscal year versus budget information at a level below the Specialty Materials segment level. Please identify for us what this discrete financial information represents. In doing so, you should address the business nature of this discrete financial information, why it is provided to your CODM and how your CODM uses this information. It may also be useful if you clarify what the many acronyms presented within the Specialty Materials report represent. Finally, with reference to ASC 280-50-1 and in light of this additional discrete financial information, please reassess whether there are additional operating segments within your Specialty Materials reportable segment.

Dow Corning Corporation and Subsidiaries Consolidated Financial Statements, page 91

Note 14 Deferred Revenue, page 112

3. We have read your response to comment 6 from our letter dated May 7, 2013 and have the following comments.

- With regard to the deferred revenues related to average pricing, we note that you recognized $24.2 million of deferred revenues in 2012. Please tell us the amount of deferred revenue recognized in 2012 related to the advanced payments.
- Please clarify whether the volume or timing of such volume changed as a result of amended agreements. If so, please explain.
- We note that of the $3,572 million of total deferred revenue as of December 31, 2012, $225 million relates to average pricing and $3,347 million relates to advanced payments received. Furthermore, as disclosed in Note 14, as of December 31, 2012, the current portion of deferred revenue related to advanced payments was determined based on your estimate of advanced payments to be applied to customer purchases in the next 12 months. The current portion as of December 31, 2011, was determined based upon application of advanced payments to customer purchases as stipulated by the underlying agreements. Due to changes in customer agreements resulting from the

uncertainty surrounding the polycrystalline silicon market, this method was discontinued. In light of the fact that Hemlock's customers are obligated to purchase minimum quantities of product each year, tell us why there was a change in the method of determining the current portion.

- With reference to the average remaining terms of the sales agreements, please address the appropriateness of (i) the deferred revenue recognized in 2012 related to both average pricing and advanced payments and (ii) your determination of the current and long-term portion of the deferred revenues related to both the average pricing and the advanced payments received. Provide a detailed explanation of your method for amortizing the advance payments, with quantified information as necessary to illustrate. Clarify whether the advance payments are being recognized based on quantities as well as your basis for estimating the total expected quantities to be delivered under the contracts.

- Please address how your accounting for deferred revenue related to average pricing and advanced payments will be impacted if you ultimately ship fewer units than estimated and/or stipulated in the contracts.

- For each of the periods presented, please tell us whether customers have failed to order and take delivery of their contracted volume in a given year and, if so, how the deferred revenue related to the non-deliveries was accounted for. If deferred revenue is not recognized in this scenario, please (i) quantify the amount not recognized in each period presented, (ii) indicate when such amounts will be recognized; and (iii) address the appropriateness of this accounting.

- For each period presented as well as the three months ended March 31, 2013 and 2012, please tell us and revise your future filings to disclose the amount of deferred revenue recognized in income related to average pricing and advanced payments.

- Please also provide a roll-forward of deferred revenue beginning with January 2010 through the most recent interim period with separate activity for average pricing and advanced payments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, the undersigned Accounting Branch Chief at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief